

Mail Stop 4631

August 5, 2016

Via E-mail
Ms. Kelly Schmidt
Vice President & Controller
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

> **Re: Owens Corning**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 10, 2016**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2016**
> **Filed April 27, 2016**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2016**
> **Filed July 27, 2016**
> **File No. 1-33100**

Dear Ms. Schmidt:

We have reviewed your July 25, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2016 letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Segment Results, page 47

Insulation, page 48

1.   We note your response to prior comment three; however, it does not appear to us that the "Outlook" for your insulation segment adequately addresses the contractual dispute and resulting litigation with a customer who appears to represent approximately 7% of insulation segment net sales. Please more fully disclose and discuss the reason for the "significantly lower sales to a large residential insulation installer" as provided in your response letter. Your discussion should also address the potential impact of this known event/uncertainty on future net sales and EBIT, including the significance of this customer to historical results, as previously requested.

Roofing, page 49

2.   We note your response to prior comment four. To the extent net sales and EBIT in the roofing segment are impacted by "third-party asphalt sales," please disclose the percentage of these sales relative to roofing segment sales during each period presented. Also, please clarify that these sales are made on a cost-plus basis, and that sales prices and costs of asphalt are correlated to the price of crude oil, as provided in your response letter.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and Construction